
Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

Exemption No. 82-2640

COPY

03 APR 29 AM 7:21

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

April 22, 2003

DELIVERED

03022365

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Continuous Disclosure

Dear Sirs/Mesdames: Glencairn Explorations Ltd

**RE: Glencairn Gold Corporation ("Glencairn")
File No. 1001-M-1**

Please be advised that Glencairn has granted an aggregate of 60,000 senior officer stock options exercisable at $0.40 per share until April 17, 2008 (the "Options"). The Options are non-transferable. The Options are being traded to an officer pursuant to the Stock Option Plan approved by shareholders at the Annual and Special Meeting held on July 7, 1988 and in reliance on Ontario Securities Commission Rule 45-503 (the "Rule"). The following further information is provided pursuant to the Rule:

1. Full Name and Address of Vendor:

   Glencairn Gold Corporation
   Suite 220, 6 Adelaide Street East
   Toronto, Ontario M5C 1H6

2. Full Name and Address of the Issuer of the Security Traded and Description of the Security:

   Glencairn Gold Corporation
   Suite 220, 6 Adelaide Street East
   Toronto, Ontario M5C 1H6

   60,000 Senior Officer stock options to purchase common shares at $0.40 per share until April 17, 2008.

3. Date of Trade

   April 17, 2003.

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

4.

Full Name and Address of Purchaser	Number of Options Acquired	Expiry Date
Robert Whittall c/o 6 Adelaide Street East Suite 220 Toronto, Ontario M5C 1H6	60,000	April 17, 2008
Total	**60,000**	

5. Other Details:

Nil

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett

cc: Alberta Securities Commission
British Columbia Securities Commission
TSX Venture Exchange
United States Securities and Exchange Commission - 12g3-2(b) **Exemption No. 82-2640**
Glencairn Gold Corporation

Encl.

F:\WPDOC\STOCKOPT\GRANT\GEL\apr2003gso.wpd


Johnstone & Company


Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

Exemption no. 82 - 2640

COPY

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

April 22, 2003

DELIVERED

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Continuous Disclosure

Dear Sirs/Mesdames:

RE: Glencairn Gold Corporation ("Glencairn")
File No. 1001-M-1

Please be advised that Glencairn has granted an aggregate of 60,000 senior officer stock options exercisable at $0.40 per share until April 17, 2008 (the "Options"). The Options are non-transferable. The Options are being traded to an officer pursuant to the Stock Option Plan approved by shareholders at the Annual and Special Meeting held on July 7, 1988 and in reliance on Ontario Securities Commission Rule 45-503 (the "Rule"). The following further information is provided pursuant to the Rule:

1. Full Name and Address of Vendor:

   Glencairn Gold Corporation
   Suite 220, 6 Adelaide Street East
   Toronto, Ontario M5C 1H6

2. Full Name and Address of the Issuer of the Security Traded and Description of the Security:

   Glencairn Gold Corporation
   Suite 220, 6 Adelaide Street East
   Toronto, Ontario M5C 1H6

   60,000 Senior Officer stock options to purchase common shares at $0.40 per share until April 17, 2008.

3. Date of Trade

   April 17, 2003.

4.

Full Name and Address of Purchaser	Number of Options Acquired	Expiry Date
Robert Whittall c/o 6 Adelaide Street East Suite 220 Toronto, Ontario M5C 1H6	60,000	April 17, 2008
Total	**60,000**	

5. Other Details:

Nil

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett

cc: Alberta Securities Commission
British Columbia Securities Commission
TSX Venture Exchange
United States Securities and Exchange Commission - 12g3-2(b) **Exemption No. 82-2640**
Glencairn Gold Corporation

Encl.

F:\WPDOC\STOCKOPT\GRANT\GEL\apr2003gso.wpd


Johnstone & Company